SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR ANNOUNCES Q1 PROFIT INCREASE OF 21%
                   NET MARGIN OF 18%, AS TRAFFIC GROWS 28%

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 3rd August 2004) announced record profits for Q1 ended 30 June 2004 of EUR53.1m. Passenger volumes grew by a record 28% to 6.6m passengers whilst yields declined by 6% during the quarter and, as a result, total revenues rose by 23% to EUR302.8m. Unit costs fell by 4% and in turn the net margin after tax remains stable at an industry leading 18%.

Summary Table of Results (Irish GAAP) - in Euro


Year Ended:       30 June 2003          30 June 2004          % Increase
Passengers                5.1m                  6.6m                28%
Revenue              EUR245.2m             EUR302.8m                23%
Profit after
tax (Note 1)          EUR43.8m              EUR53.1m                21%
Basic EPS
(Euro Cents)
(Note 1)                  5.8                   7.0                 21%

Note 1: Adjusted profit after tax and EPS excludes the non-recurring costs of the re-organisation of "Buzz" in April 2003 of EUR2.7m (net of tax) and goodwill charges arising of EUR0.6m in both the quarters ended 30 June 2003 and 2004. Announcing these results, Ryanair's Chief Executive, Michael O'Leary said:

          "These record quarterly results reflect the continued disciplined roll out of Ryanair's low fares model. Passenger volumes grew by 28% to 6.6m in the quarter and we carried more passengers in 3 months than the total traffic carried by Aer Lingus in a full year. Our two new bases at Rome Ciampino and Barcelona Girona have performed particularly well. Ryanair's strong performance is also reflected in the recent increases in monthly traffic and load factors.

          "Yields were 6% lower than last year, a decline that was towards the lower end of our -5% to -10% guidance. Our forward yield guidance remains unchanged. In Quarter 2 we anticipate a yield decline of between -5% to -10%. Next winter, we expect the yield decline to be in the -10% to - 20% range as chronically loss making competitors will continue to dump prices, resulting in even more airline casualties this winter.

          "The higher oil prices have continued through the summer and unlike many high fare flag competitors, we have not imposed fuel surcharges. We remain almost fully hedged until the end of Quarter 2 but largely unhedged thereafter. We believe that over the medium term prices will fall and therefore it would be unwise to lock-in at the current high rates. We anticipate that we will be able to largely offset these higher oil prices in this fiscal year by making cost savings in other areas.

          "We have announced a major expansion of our London Luton base from 1 to 4 aircraft. In addition to our successful Dublin and Milan routes, we will now fly from Luton to Barcelona Girona, Barcelona Reus, and Murcia in Spain, Dinard and Nimes in France, Esjberg in Denmark, Rome Ciampino and Venice in Italy, and Stockholm in Sweden. We have also announced two new routes from London Stansted to Santander and Zaragossa in Spain and continue to grow our base at Rome Ciampino launching new routes to Santander in Spain, Paris-Beauvais and Eindhoven in Holland. We also have launched our expansion into the new EU member countries and will start 3 routes from Riga - the capital city of Latvia - to London, Tampere and Frankfurt on 30 October next. Many more airports continue to encourage Ryanair to launch new routes and as usual we have far more offers than we can presently handle and this will drive down airport costs.

          "Unit costs fell by 4% during the quarter (excluding fuel and route charges unit costs fell by 5.4%). We continue to benefit from the ongoing introduction of the larger 737-800's as they replace the remaining thirteen 737-200's. The remaining 737-200's will be retired by December 2005. We continue to focus on lowering our cost base and pass on these lower costs in the form of even lower fares to our passengers. "The legislation recently introduced by the Irish government to break up Aer Rianta will enable (for the first time ever) all of the government owned Irish airports to compete on a level playing field. We welcome this much delayed legislation and encourage the Minister to quickly introduce competition at Dublin airport by directing the construction of a second and third competing terminals. This initiative will finally introduce competition, will result in lower prices, deliver better facilities, and bring millions more visitors to Ireland.

          "We have recently filed proceedings in the High Court in London for the recovery of overcharging on fuel levies by BAA plc, the monopoly operator of London's three major airports. The BAA has been charging a fuel levy since 1991, which was agreed at the time to recover the GBP12.5m cost of the fuel hydrant system. Since that date, thanks to Ryanair's enormous growth, BAA has recovered over GBP39m in fuel levies or more than three times the original cost and yet this extortionate levy remains unchanged. BAA have also issued Court proceedings arising out of the fuel levy dispute and we look forward to the Court's ruling on the BAA overcharging. Ryanair continues to oppose anti-consumer charges at these monopoly airports. It is untenable for the BAA airport monopoly to impose fuel levies in excess of 300% of cost on its low fare consumers, whilst at the same time providing free of charge car parking to politicians. This anti-consumer rip-off must end.

          "We continue to be cautious in our outlook for the remainder of the year. We expect to achieve passenger volume growth this fiscal year in the order of 20% and deliver increased load factors. We believe that yield attrition this winter will be within our forecast range of -10% to -20%. The reality is that the high cost, high fare airlines, and those so called low fare loss makers are unable to compete with Ryanair's low fares, low cost base and industry leading customer service. As Southwest has repeatedly demonstrated in the US for many years, the lowest cost carrier always wins."

ENDS.                             Tuesday, 3rd August 2004


For further information please    Howard Millar          Pauline McAlester
contact:                          Ryanair Holdings plc   Murray Consultants

www.ryanair.com                   Tel: 353 1 8121212    Tel: 353 1  4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rate and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fare airline with 161 low fare routes across 17 countries. Ryanair operates a fleet of 72 aircraft, and firm orders for up to a further 102 new 737-800's which will be delivered over the next 5 years. Ryanair currently employs a team of 2,600 people and expect to carry approximately 27.5 million scheduled passengers in the current year.

Ryanair Holdings plc and Subsidiaries

Consolidated Profit & Loss Accounts in accordance with UK & Irish GAAP
(unaudited)


                                                  Quarter           Quarter
                                                    ended             ended
                                                 June 30,          June 30,
                                                     2004              2003
                                                  EUR'000           EUR'000

Operating Revenues

Scheduled revenues                                259,059           214,031
Ancillary revenues                                 43,689            31,125


Total operating revenues-continuing operations    302,748           245,156

Operating expenses
Staff costs                                       34,075             29,902
Depreciation and
amortisation                                      23,571             23,037
Other operating expenses
   Fuel & Oil                                     51,842             40,658
   Maintenance, materials and repairs             14,073             11,184
   Marketing and distribution costs                7,266              7,683
   Aircraft rentals                                8,084              1,506
   Route charges                                  33,205             25,149
   Airport and Handling charges                   44,270             34,517
   Other                                          21,574             18,446

Total operating expenses                         237,960            192,082

Operating profit before non-recurring
items, and goodwill                               64,788             53,074


Buzz re-organisation costs                             -              (3,012)
Amortisation of goodwill                            (586)              (584)

                                                    (586)            (3,596)

Operating profit after non-recurring
items, and goodwill                                64,202             49,478

Other income/(expenses)
Foreign exchange gains                                115                193
Gain on disposal of fixed assets                        6                  -
Interest receivable and similar income              6,059              6,470
Interest payable and similar charges              (12,630)           (11,076)

Total other income/(expenses)                      (6,450)            (4,413)

Profit before taxation                             57,752             45,065
Tax on profit on ordinary activities               (5,197)            (4,545)

Profit for the period                               52,555             40,520

Earnings per ordinary share
   -Basic (Euro cent)                                6.92               5.37
   -Diluted (Euro cent)                              6.90               5.30
Adjusted earnings per ordinary share*
   -Basic (Euro cent)                                7.00               5.80
   -Diluted (Euro cent)                              6.97               5.73
Number of ordinary shares (in 000's)
   -Basic                                          759,280             755,204
   -Diluted                                        762,162             764,469

*Calculated on Profit for the period before non-recurring items (net of tax), and goodwill.

Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with UK and Irish GAAP (unaudited)


                                                  June 30,          March 31,
                                                      2004               2004
                                                   EUR'000             EUR'000
Fixed assets
Intangible Assets                                   43,914             44,499
Tangible assets                                  1,612,800          1,576,526

Total fixed assets                               1,656,714          1,621,025

Current assets
Cash and liquid resources                        1,327,012          1,257,350
Accounts receivable                                 14,002             14,932
Other assets                                        19,269             19,251
Inventories                                         27,116             26,440

Total current assets                             1,387,399          1,317,973

Total assets                                      3,044,113         2,938,998

Current liabilities
Accounts payable                                     79,341            67,936
Accrued expenses and other liabilities              392,122           338,208
Current maturities of long term debt                 81,350            80,337
Short term borrowings                                 1,637               345

Total current liabilities                           554,450           486,826

Other liabilities
Provisions for liabilities and charges              100,018            94,192
Other creditors                                      29,529            30,047
Long term debt                                      852,119           872,645


Total other liabilities                             981,666           996,884


Shareholders' funds - equity
Called - up share capital                             9,644              9,643
Share premium account                               560,559            560,406
Profit and loss account                             937,794            885,239


Shareholders' funds - equity                      1,507,997         1,455,288

Total liabilities and shareholders' funds         3,044,113          2,938,998


Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in accordance in accordance with UK & Irish GAAP (unaudited)


                                                  Quarter            Quarter
                                                    ended              ended
                                                 June 30,           June 30,
                                                     2004               2003
                                                  EUR'000            EUR'000
Net cash inflow from operating
activities                                        155,935            113,486

Returns on investments and servicing of finance    (6,584)            (3,842)
Taxation                                                -                  -
Capital expenditure (including aircraft deposits) (60,457)          (128,145)
Acquisitions                                       (1,164)           (20,704)

Net cash inflow/(outflow) before financing and
management of liquid resources                     87,730            (39,205)

Financing                                         (19,360)            56,250
(Increase) in liquid resources                    (69,984)           (66,371)

(Decrease) in cash                                 (1,614)           (49,326)


Analysis of movement in liquid resources
At beginning of year                            1,231,572            982,352
Increase in period                                 69,984             66,371

At end of period                                1,301,556          1,048,723


Analysis of movement in cash
At beginning of year                               25,433             76,550
Net cash (outflow) during period                   (1,614)           (49,326)


At end of period                                   23,819             27,224



Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)


                                             Share    Profit
                                Ordinary   premium  and loss
                                  shares   account    account       Total
                                 EUR'000   EUR'000    EUR'000     EUR'000

Balance at April 1, 2004           9,643   560,406    885,239   1,455,288

Issue of ordinary equity shares        1       153          -         154

Profit for the period                  -         -     52,555      52,555

Balance at June 30, 2004           9,644   560,559    937,794   1,507,997



Reconciliation of adjusted earnings per share (unaudited)


                                                      Quarter     Quarter
                                                        ended       ended
                                                     June 30,    June 30,
                                                         2004        2003
                                                      EUR'000     EUR'000

Profit for the period under
UK and Irish GAAP                                      52,555      40,520

Adjustments
Buzz re-organisation costs                                  -       3,012
Amortisation of goodwill                                  586         584
Taxation adjustment for above                               -        (305)


Adjusted profit under UK and
Irish GAAP                                             53,141      43,811


Number of ordinary shares
(in 000's)
    - Basic                                           759,280     755,204
    - Diluted                                         762,162     764,469

Adjusted earnings per
ordinary share
    - Basic (EUR cent)                                   7.00        5.80
    - Diluted (EUR cent)                                 6.97        5.73


Ryanair Holdings plc and Subsidiaries

Consolidated Profit & Loss Accounts in accordance with US GAAP
(unaudited)


                                            Quarter             Quarter
                                              ended               ended
                                           June 30,            June 30,
                                               2004                2003
                                            EUR'000             EUR'000

Operating Revenues
Scheduled revenues                          259,059             214,031
Ancillary revenues                           43,689              31,125

Total operating
revenues -
continuing
operations                                  302,748             245,156

Operating expenses
Staff costs                                  34,035              29,682
Depreciation and
amortisation                                 23,571              23,037
Other operating expenses
   Fuel & Oil                                51,842              40,658
   Maintenance, materials and repairs        14,073              11,184
   Marketing and distribution costs           7,266               7,683
   Aircraft rentals                           8,084               1,506
   Route charges                             33,205              25,149
   Airport and handling charges              44,270              34,517
   Other                                     21,552              18,424

Total operating expenses                    237,898             191,840

Operating profit before non-recurring items  64,850              53,316

Buzz re-organisation costs                        -              (3,012)

Operating profit after non-recurring items   64,850              50,304


Other income/(expenses)
Foreign exchange gains                          115                 193
Gain on disposal of fixed assets                  6                   -
Interest receivable and similar income        6,059               6,470
Interest payable and similar charges        (10,730)             (9,253)

Total other income/(expenses)                (4,550)             (2,590)

Profit on ordinary activities before
taxation                                     60,300              47,714
Tax on profit on ordinary activities         (5,439)             (4,800)

Net income                                   54,861              42,914


Net income per ADS
   - Basic (Euro cent)                        36.13               28.41
   - Diluted (Euro cent)                      35.99               28.07
Adjusted net income per ADS *
   - Basic (Euro cent)                        36.13               30.20
   - Diluted (Euro cent)                      35.99               29.84
Weighted Average number of shares
   - Basic                                  759,280             755,204
   - Diluted                                762,162             764,469

* Calculated on Net Income before non-recurring items (net of tax).

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish & US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP


                                                        ----Quarter ended----
                                                      June 30,         June 30,
                                                         2004             2003
                                                      EUR'000          EUR'000

Profit as reported in the consolidated profit and
loss accounts in accordance with UK
and Irish GAAP                                         52,555           40,520

Adjustments
Pension                                                    40              220
Amortisation of goodwill                                  586              584
Capitalised interest regarding
aircraft acquisition programme                          1,900            1,823
Darley Investments Limited                                 22               22
Taxation- effect of above adjustments                    (242)            (255)


Net income under US GAAP                               54,861            42,914

(B) Consolidated Cashflow Statements in accordance with US GAAP

                                                         ----Quarter ended----

                                                     June 30,         June 30,
                                                         2004             2003
                                                      EUR'000          EUR'000

Cashflow from operating activities                    149,351          109,644
Cash inflow/(outflow) from investing
activities                                             93,697          (23,999)
Cash (outflow)/inflow from financial
activities                                            (18,068)          56,465

Increase in cash and cash equivalents                 224,980          142,110
Cash and cash equivalents at beginning
of year                                               744,605          658,366

Cash and cash equivalents at end of
period                                                969,585          800,476


Cash and cash equivalents under US
GAAP                                                  969,585         800,476
Restricted cash                                       200,000         120,890
Deposits with a maturity of between
three and six months                                  157,427         156,112

Cash and liquid resources under UK and
Irish GAAP                                          1,327,012       1,077,478


Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish & US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity


                                               June 30,              June 30,
                                                   2004                  2003
                                                EUR'000               EUR'000

Shareholders' equity as reported in the
consolidated balance sheets (UK and
Irish GAAP)                                    1,507,997            1,285,116

Adjustments:
Pension                                            3,240                3,331
Amortisation of goodwill                           2,928                  584
Capitalised interest regarding
aircraft acquisition programme                    19,402               12,112
Darley Investments Limited                          (129)                (217)
Minimum pension liability (net of tax)            (2,631)              (2,656)
Unrealised losses on derivative
financial instruments (net of tax)                (91,730)             (95,505)
Tax effect of adjustments (excluding
pension & derivative adjustments)                  (2,830)              (1,930)

Shareholders' equity as adjusted to
accord with US GAAP                             1,436.247            1,200,835


Opening shareholders' equity under US
GAAP                                            1,356,281            1,177,187

Comprehensive Income
Unrealised gains/(losses) on
derivative financial instruments (net
of tax)                                            24,951             (22,134)
Net income in accordance with US GAAP              54,861              42,914

Total Comprehensive Income                         79,812              20,780

Stock issued for cash                                 154               2,868

Closing shareholders' equity under US
GAAP                                            1,436,247           1,200,835


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the non-recurring costs and goodwill referred to below.

Non-recurring costs consisted of Buzz  re-organisation  costs of EUR2.7m (net of tax), and goodwill of EUR0.6m amounting to EUR3.3m (net of tax) in the quarter ended June 30, 2003 compared to EUR0.6m of goodwill in the quarter ended June 30, 2004. Profit after tax increased by 30% to EUR52.6m during the quarter compared to last year. The adjusted profit for the quarter, excluding non-recurring costs and goodwill, increased by 21% to EUR53.1m.

Summary Quarter Ended June 30, 2004

Profit after tax increased by 21% to EUR53.1m, compared to EUR43.8m in the previous quarter ended June 30, 2003. These results were achieved by strong growth in passenger volumes and continued tight cost control. Total operating revenues increased by 23% to EUR302.8m, which is slower than the growth in passenger volumes of 28%, and reflects the competitive fare environment, and the company's objective of continuing to drive down average fares. The combination of lower fares and the successful launch of new routes and the slower rate of growth resulted in the Passenger Load Factor increasing from 78% to 83% during the period.

Total operating expenses increased by 24% to EUR238.0m, due to the increased level of activity, and the increased costs, primarily fuel, maintenance, route charges and airport & handling costs associated with the growth of the airline. Operating margins have remained stable due to the continuing tight control on costs, which in turn resulted in Operating profit increasing by 22% from EUR53.1m to EUR64.8m. Profit after tax has increased by 21%, slightly less than the growth in Operating profit and reflects the higher net interest charge in the period arising due to the increased level of debt and lower deposit interest earned. Net Margins have remained at 18% for the quarter.

Earnings per share have risen in line with profit growth by 21% to 7.0 cent for the quarter.

Balance Sheet

The strong profit growth continues to positively impact the balance sheet with Cash and Liquid Resources growing despite funding an additional EUR60.5m in capital expenditure from internal resources. Cash balances at June 30, 2004 were EUR1,327.0m, an increase of EUR69.7m from March 31st 2004. No additional debt was drawn down in the quarter whilst loan repayments resulted in debt levels declining by EUR19.5m to EUR933.5m. Shareholders' Funds at June 30, 2004 have increased to EUR1,508.0m, compared to EUR1,455.3m at March 31, 2004.

Detailed Discussion and Analysis Quarter Ended June 30, 2004

Profit after tax, increased by 21% to EUR53.1m driven by strong growth in passenger volumes and continued tight cost control. Operating margins have remained stable at 21%, which has resulted in Operating profit increasing by EUR11.7m to EUR64.8m compared to quarter ended June 30, 2003.

Total operating revenues increased by 23% to EUR302.84m whilst passenger volumes increased by 28% to 6.6m.

Scheduled passenger revenues increased by 21% to EUR259.1m due to a combination of increased passenger numbers on existing routes, the successful launch of new bases at Rome-Ciampino and Barcelona-Girona, and the commencement of 7 new routes in April '04, primarily offset by a 6% reduction in average fares. The strong growth in passenger volumes is also reflected in the improvement in the load factor achieved, which rose from 78% to 83% in the quarter.

Ancillary revenues increased by 40% to EUR43.7m, reflecting strong growth in non-flight scheduled revenues, car rentals and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and accounted for 14% of total revenues during the period compared to 13% last year. Total operating expenses increased by 24% to EUR238.0m due to the increased level of activity, and the increased costs primarily maintenance, fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. Increases in total operating expenses due to the higher level of activity were partly offset by the positive impact of the strength of the euro exchange against the US$.

Staff costs have increased by 14% to EUR34.1m. This increase primarily reflects a 12% increase in average employee numbers to 2,444 and the impact of pay increases of 3% granted during the period.

Depreciation and amortisation increased by 2% to EUR23.6m. There are an additional five 'owned' 737-800 aircraft in the fleet in Quarter 1 this year compared to last year, however during the same period the company has retired six 737-200 aircraft. At the end of June the company operated 56 owned aircraft compared to 57 at the same time last year. The total operated fleet increased by 15 to 72 due to the purchase of five and the lease of ten 737-800's.

Fuel costs rose by 28% to EUR51.8m due to a 26% increase in the number of hours flown, an increase in the average US$ cost per gallon of fuel offset by the positive impact of the strengthening of the Euro to the US dollar during the period.

Maintenance costs increased by 26% to EUR14.1m reflecting an increase in the size of the fleet operated, and an increase in the number of hours flown offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 operated. In addition the introduction of ten aircraft under operating lease has resulted in accruals for future overhaul costs being recognised in maintenance costs. If the aircraft were owned, such costs would instead be capitalised and amortised.

Marketing and distribution costs decreased by 5% to EUR7.3m due to the smaller number of new routes launched in the period compared to last year. In addition the advertising spend last year was significantly higher than normal due to the acquisition of Buzz and the re-launch of its route network in May 2003.

Aircraft rental costs increased by EUR6.6m to EUR8.1m reflecting a full quarter of costs associated with the acquired 'Buzz' aircraft and the lease of ten 737-800 aircraft which were delivered in the quarter to March 31, 2004.

Route charges increased by 32% to EUR33.2m due to an increase in the number sectors flown, an increase in the average sector length and an increase in the weight of the aircraft operated (which incur a higher charge), and the negative impact of the strengthening of sterling against the Euro.

Airport and handling charges increased in line with passenger volume growth of 28% to EUR44.3m. The positive impact of lower charges on our new European routes and bases was offset by the movement in the sterling/euro exchange rate in the period.

Other expenses increased by 17% to EUR21.6m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have remained very strong, in excess of 21%, due to the reasons outlined above which has resulted in Operating profits increasing by 22% to EUR64.8m during the quarter.

Interest receivable declined despite an increase in the level of cash and liquid resources and highlights the lower deposit interest rates earned in the quarter compared to last year. Interest payable increased by EUR1.6m due to the drawdown of debt to part fund the purchase of new aircraft.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR155.9m, which funded additional capital expenditure of EUR60.5m, primarily comprised of advance payments for future aircraft deliveries. Long term Debt declined in the last quarter due to the repayment of EUR19.4m. No additional debt was drawn down in the period. Cash and liquid resources continued to reflect the strong trading performance of the company during the quarter and at June 30, 2004 stood at EUR1,327.0m compared to EUR1,257.4 at March 31, 2004.

Shareholders' Funds at June 30, 2004 have increased to EUR1,508.0m compared to EUR1,455.3m at March 31, 2004.


                       Notes to the Financial Statements

1.   Accounting Policies

     The accounting policies followed in the preparation of these consolidated financial statements for the quarter ended June 30, 2004 are consistent with those set out in the financial statements for the year ended March 31, 2004.

2.   Approval of the Financial Statements

     The Audit Committee approved the consolidated financial statements for the Quarter ended June 30, 2004 on July 30th, 2004.

3.   Generally Accepted Accounting Policies

     The Management Discussion and Analysis of Results for the Quarter ended June 30, 2004 are based on the results reported under Irish and UK GAAP.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  3 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director